May 4, 2010
VIA EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Goodrich Corporation Annual Report on Form 10-K for the year ended December 31, 2009 Filed February 16, 2010 File No. 001-00892
Dear Ms. Cvrkel:
Set forth below are the responses of Goodrich Corporation to comments of the staff (the Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the Commission) set forth in the comment letter dated April 22, 2010 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A.
For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.
Annual Report on Form 10-K for the year ended December 31, 2009
Note 7. Share-Based Compensation, page 74
Employee Stock Purchase Plan, page 78.
1.	We refer to the last paragraph in which you disclose how the fair value of the stock purchase rights is calculated. Please tell us in greater detail your basis for determining the fair value of a stock purchase right and why you believe that 15% of the fair value of a share of nonvested stock, plus 85% of the fair value (call) of a one year share option plus 15% of the fair value (put) of a one year share option represents the company’s best determination of fair value. Your response should explain the authoritative guidance that supports your basis of fair value. We may have further comment upon receipt of your response.

Ms. Linda Cvrkel
May 4, 2010

Response:

We determined the fair value of the stock purchase rights in accordance with the Accounting Standards Codification (ASC) Topic 718-50 Compensation—Stock Compensation — Employee Share Purchase Plans. Under the terms of our Employee Stock Purchase Plan, an employee may purchase as many shares as the full amount of the employee’s withholdings will permit at a 15% discount off the lesser of: (i) the fair market value of a share as of the grant date applicable to the participant or (ii) the fair market value of a share as of the last day of the offering period. Therefore, we have concluded that our plan is considered a Type B plan, as described in ASC Topic 718-50. A participant in our plan effectively receives the equivalent of both a put option and a call option (as described in ASC Topic 718-50-55-5). Accordingly, we determine the fair value of the stock purchase right based upon 15% of the fair value of a share of nonvested stock plus 85% of the fair value (call) of a one-year share option plus 15% of the fair value (put) of a one year share option.
Note 11. Goodwill and Intangible Assets, page 83
2.	We note from the footnotes to your goodwill roll forward that during 2009, you acquired Cloud Cap Technology and AIS Global Holdings LLC. Please revise your disclosures in future filings to include the disclosures required by ASC 805-10-50 and 805-30-50, as applicable. In light of the significant amount of purchase price that was assigned to goodwill, please tell us and revise your disclosures to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the companies, and the total amount of goodwill that is expected to be deductible for tax purposes.

Response:

We considered the disclosures required in ASC Topic 805-10-50 and 805-30-50, and concluded that the acquisitions referred to above were not individually material or material in the aggregate and therefore did not include the disclosures in the notes to our consolidated financial statements. The acquisitions referenced above collectively represented less than 5% of our net assets, total assets and income from continuing operations in 2009.

The Cloud Cap Technology, Inc. (Cloud Cap) acquisition provides us with an increased presence in the rapidly growing small military UAV market. The amount of the purchase price that was assigned to goodwill for Cloud Cap was approximately $13 million, and primarily represents the synergy of combining Cloud Cap’s proprietary products and our portfolio of high-tech intelligence, surveillance and reconnaissance systems. The goodwill related to the Cloud Cap acquisition is expected to be deductible for tax purposes.

The AIS Global Holdings LLC (AIS) acquisition provides us with another high growth platform in the defense market that builds on our existing capabilities. The amount of the purchase price that was assigned to goodwill for AIS was approximately $165 million, and

Ms. Linda Cvrkel
May 4, 2010

primarily represents the synergy of combining AIS’ and our engineering capabilities as well as enhancing our manufacturing capabilities enabling us to expand our access in the rapidly growing guided munitions market. The goodwill related to the AIS acquisition is not deductible for tax purposes.

Although we believe the acquisitions discussed above were not individually material or material in the aggregate, we will include the disclosure in the immediately preceding paragraph regarding the acquisition of AIS in future filings. In addition, if we acquire companies in the future that are individually material or material in the aggregate, we will include the disclosures required in ASC Topic 805-10-50 and 805-30-50 in future filings.
Note 16. Supplemental Balance Sheet Information, page 102
Accrued Expenses, page 104
3.	Reference is made to deferred revenue amounts included in the accrued expenses table in the amount of $350.9 and $264.7 million at December 31, 2009 and 2008, respectively. Please tell us whether any amount of the deferred revenue balance included in current liabilities at December 31, 2009 and 2008 are due outside of one year and if so, please explain to us why such amounts are not classified as non-current liabilities.

Response:

Included in deferred revenue at December 31, 2009 and 2008 are amounts that will not be recognized as revenue in the next 12 months. These amounts related to contracts accounted for under the contract method of accounting for which the operating cycle for the majority of these contracts exceeds one year. Therefore, in accordance with ASC Topic 210-10-45, we have classified deferred revenue related to these contracts as current in our Consolidated Balance Sheet.

Ms. Linda Cvrkel
May 4, 2010

Definitive Proxy Statement on Schedule 14A
Nominees for Election and their Qualifications, page 3
4.	In future filings, please revise this section to include a brief discussion of each director’s or person nominated or chosen to become a director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:

As requested by the Staff, in future filings we will revise this section to include a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each director or person nominated or chosen to become a director should serve as a director.
Use of Compensation Consultants and Benchmarking Data, page 25
5.	We note your disclosure that you consider survey data “to develop targets...for each element of compensation for each position.” Please advise us whether benchmarking using survey data is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used if they were a material component of your executive compensation consideration.

Response:

The benchmarking survey data identified on page 26 of our 2010 proxy statement was material to our development of targets for the compensation elements for the named executive officers in 2009. As requested by the Staff, we will revise our executive compensation disclosure in future filings to identify the companies in the surveys used if the surveys continue to be a material component of our executive compensation consideration.

Ms. Linda Cvrkel
May 4, 2010

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.
Sincerely,
/s/ Scott A. Cottrill
Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen Scott E. Kuechle